FORM 6-K
SECURITIES & EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of March 2005.

PACIFIC HARBOUR CAPITAL LTD.
(formerly Venture Pacific Development Corp.)
(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street
Vancouver, B.C. V6C 1X8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  X  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"
Thomas Pressello,
President and CEO

Dated: March 22, 2005

Attachments:
Correspondence
Revised Audited Financial Statements as at March 31, 2004